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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 10-C

                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

     Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder

                              Invacare Corporation
                              --------------------
               (Exact name of registrant as specified in charter)

              899 Cleveland Street, P.O.Box 4028, Elyria Ohio 44036
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                    (Address of principal executive offices)

                               (216) 329-6000
                               --------------
              (Registrant's telephone number, including area code)

                    I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of security  Common Shares, without par value (the "Common Shares".)
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2.  Number of shares outstanding before the change   24,326,103  Common Shares
                                                     -------------------------
                                                     (as of the close of
                                                     --------------------------
                                                      February 14, 1996)
                                                     -------------------------
3.  Number of shares outstanding after the change    27,618,814 Common Shares
                                                     -------------------------
4.  Effective date of change                         February 15, 1996
                                                     -------------------------
5.  Method of change:
    Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
    Conversion of Class B Common Shares into Common Shares
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    Give brief  description  of transaction On February 15, 1996, certain
                                            -----------------------------------
    holders of Class B Common Shares elected to convert their Class B Common
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    Shares into Common Shares.  The Class B Common Shares are convertible at
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    any time into Common Shares on a share-for-share basis.
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                          II. CHANGE IN NAME OF ISSUER

1.  Name prior to change
                        -------------------------------------------------------
2.  Name after change
                        -------------------------------------------------------

3.  Effective date of charter amendment changing name
                                                      -------------------------
4.  Date of shareholder approval of change, if required
                                                      -------------------------
Date:February 26, 1996           /S/ Thomas R. Miklich
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                                 Thomas R. Miklich, Chief Financial Officer